UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

California Resources Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13057Q107
(CUSIP Number)

C. Park Shaper
Seis Holdings LLC
510 Bering Drive, Suite 220
Houston, Texas 77057
(713) 975-7400

Eric W. Mandelblatt
Soroban Capital Partners LP
444 Madison Avenue, 21st Floor
New York, New York 10022
(212) 314-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Seis Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

38,469,999

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C. Park Shaper

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

38,469,999

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soroban Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,469,999

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

34,469,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

38,469,999

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%

14.	TYPE OF REPORTING PERSON

OO, IA

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soroban Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,847,532

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

26,847,532

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

38,469,999

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soroban Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,469,999

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

34,469,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

38,469,999

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soroban Capital Partners GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,469,999

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

34,469,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

38,469,999

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric W. Mandelblatt

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,469,999

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

34,469,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

38,469,999

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%

14.	TYPE OF REPORTING PERSON

HC, IN

CUSIP No.	13057Q107

Item 1.	Security and Issuer.

The name of the issuer is California Resources Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 10889 Wilshire Boulevard, Los Angeles, California 90024, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a)-(c), (f)
This Schedule 13D is filed jointly by the following persons (collectively, the "Reporting Persons"):

(i)  Seis Holdings LLC ("Seis") and C. Park Shaper ("Mr. Shaper" and together with Seis, the "Seis Persons").  This statement relates to Shares held for the account of Seis, a private company principally engaged in the business of investment for its own account.  The business address of each of the Seis Persons is 510 Bering Drive, Suite 220, Houston, Texas 77057.  The present principal occupation of Mr. Shaper is Chief Executive Officer of Seis, and in such capacity, Mr. Shaper controls Seis.

(ii)  Soroban Master Fund LP ("SMF Fund"), Soroban Capital GP LLC ("SCGP LLC"), Soroban Capital Partners LP ("SCP LP"), Soroban Capital Partners GP LLC ("SCPGP LLC") and Eric W. Mandelblatt ("Mr. Mandelblatt" and collectively, the "Soroban Persons").  This statement relates to Shares held for the account of SMF Fund and another fund ("Other Soroban Fund"), each a private investment fund for which SCP LP acts as investment manager.  SCGP LLC is the general partner of each of SMF Fund and the Other Soroban Fund and is controlled by Mr. Mandelblatt through his role as Managing Partner of SCGP LLC.  SCP LP is controlled by Mr. Mandelblatt through his role as Managing Partner of SCPGP LLC, the general partner of SCP LP.  The principal business address of SMF Fund is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman KY1-1103, Cayman Islands and the principal business address of SCGP LLC, SCP LP, SCPGP LLC and Mr. Mandelblatt is 444 Madison Avenue, 21st Floor, New York, New York 10022.  A joint filing agreement of the Seis Persons and the Soroban Persons is attached hereto as Exhibit A.

(d) and (e)
During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information contained herein concerning each Seis Person has been provided by each such person and the Soroban Persons assume no responsibility for such information.  Information contained herein concerning each Soroban Person has been provided by each such Soroban Person and the Seis Persons assume no responsibility for such information.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Issuer's Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Shares, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.  Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
The Seis Persons may be deemed to be the beneficial owner of 4,000,000 Shares, which represent approximately 1.04% of the Issuer's outstanding Shares.  Each of the Seis Persons may be deemed to have shared power to vote and dispose of such Shares.

SCP LP, SCGP LLC, SCPGP LLC and Mr. Mandelblatt each may be deemed to be the beneficial owner of 34,469,999 Shares, which represent approximately 8.94% of the Issuer's outstanding Shares.  Each of SCP LP, SCGP LLC, SCPGP LLC and Mr. Mandelblatt may be deemed to have shared power to vote and dispose of such Shares.

SMF Fund may be deemed to be the beneficial owner of 26,847,532 Shares, which represent approximately 6.96% of the Issuer's outstanding Shares.  SMF Fund may be deemed to have shared power to vote and dispose of such Shares.

The aggregate Shares reported as beneficially owned by the Reporting Persons is 38,469,999, which collectively represent approximately 9.98% of the Issuer's outstanding Shares.

The percentages calculated in the immediately foregoing paragraph and in the paragraphs above are calculated based on a total of 385,600,000 Shares outstanding as of January 13, 2015 as reported in a discussion with the Issuer.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D except to the extent expressly noted herein.

The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Person are set forth in Exhibit B.

The limited partners of (or investors in) each of the private investment funds for which SCP LP or its affiliates acts as general partner, managing member and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests, limited liability company interests or investment percentages in their respective funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 30, 2015, Seis Holdings LLC and Soroban Capital Partners LP entered into a cooperation agreement ("Cooperation Agreement") which is meant to provide a framework under which the Reporting Persons may engage with one another in a mutually beneficial dialogue with regard to the their respective views of the Issuer.  The Cooperation Agreement is attached hereto as Exhibit C.

Item 7.	Material to be Filed as Exhibits.

A.  Joint Filing Agreement
B.  The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons.
C.  Cooperation Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2015
(Date)

Seis Holdings LLC

By:	/s/ C. Park Shaper
C. Park Shaper, Chief Executive Officer

C. Park Shaper

/s/ C. Park Shaper

Soroban Master Fund LP

By:	Soroban Capital GP LLC, its general partner

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital GP LLC

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital Partners LP

By:	Soroban Capital Partners GP LLC, its general partner

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital Partners GP LLC

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Eric W. Mandelblatt

/s/ Eric W. Mandelblatt

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned agree that this Schedule 13D dated February 2, 2015, relating to the Common Stock, par value $0.01 per share of California Resources Corporation shall be filed on behalf of the undersigned.

February 2, 2015
(Date)

Seis Holdings LLC

By:	/s/ C. Park Shaper
C. Park Shaper, Chief Executive Officer

C. Park Shaper

/s/ C. Park Shaper

Soroban Master Fund LP

By:	Soroban Capital GP LLC, its general partner

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital GP LLC

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital Partners LP

By:	Soroban Capital Partners GP LLC, its general partner

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital Partners GP LLC

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Eric W. Mandelblatt

/s/ Eric W. Mandelblatt

Exhibit B

Schedule of Transactions in Shares by Seis

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

1/20/2015	Common Stock, par value $0.01 per share	250,000	0	$4.18

1/21/2015	Common Stock, par value $0.01 per share	250,000	0	$4.15

1/22/2015	Common Stock, par value $0.01 per share	250,000	0	$4.04

1/23/2015	Common Stock, par value $0.01 per share	250,000	0	$3.99

1/26/2015	Common Stock, par value $0.01 per share	400,000	0	$4.26

1/27/2015	Common Stock, par value $0.01 per share	400,000	0	$4.53

1/28/2015	Common Stock, par value $0.01 per share	400,000	0	$4.58

1/29/2015	Common Stock, par value $0.01 per share	400,000	0	$4.64

1/30/2015	Common Stock, par value $0.01 per share	900,000	0	$5.17

2/2/2015	Common Stock, par value $0.01 per share	500,000	0	$5.19

Schedule of Transactions in Shares by SMF Fund

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

1/2/2015	Common Stock, par value $0.01 per share	512,914	0	$5.68

1/5/2015	Common Stock, par value $0.01 per share	302,632	0	$4.97

1/6/2015	Common Stock, par value $0.01 per share	2,479,869	0	$4.91

1/7/2015	Common Stock, par value $0.01 per share	3,686,582	0	$4.62

1/8/2015	Common Stock, par value $0.01 per share	1,367,201	0	$4.68

1/9/2015	Common Stock, par value $0.01 per share	826,178	0	$4.90

1/12/2015	Common Stock, par value $0.01 per share	836,200	0	$4.81

1/14/2015	Common Stock, par value $0.01 per share	5,322,663	0	$3.95

1/15/2015	Common Stock, par value $0.01 per share	847,069	0	$4.12

1/16/2015	Common Stock, par value $0.01 per share	2,069,463	0	$4.23

1/26/2015	Common Stock, par value $0.01 per share	907,885	0	$4.19

1/27/2015	Common Stock, par value $0.01 per share	243,754	0	$4.52

1/28/2015	Common Stock, par value $0.01 per share	1,987,691	0	$4.59

1/29/2015	Common Stock, par value $0.01 per share	1,070,163	0	$4.64

1/30/2015	Common Stock, par value $0.01 per share	3,827,268	0	$5.10

Schedule of Transactions in Shares by Other Clients of SCP LP

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

1/26/2015	Common Stock, par value $0.01 per share	827,030	0	$4.19

1/27/2015	Common Stock, par value $0.01 per share	222,860	0	$4.52

1/28/2015	Common Stock, par value $0.01 per share	1,804,020	0	$4.59

1/29/2015	Common Stock, par value $0.01 per share	982,410	0	$4.64

1/30/2015	Common Stock, par value $0.01 per share	3,786,147	0	$5.10

Exhibit C

Cooperation Agreement

THIS COOPERATION AGREEMENT (this "Agreement"), dated as of January 30, 2015 (the "Effective Date"), is entered into by and between Soroban Capital Partners LP ("Soroban") and Seis Holdings LLC ("Seis") (each, a "Party" and, collectively, the "Parties").
WHEREAS, the Parties desire to facilitate, coordinate and provide notice of certain efforts with respect to California Resources Corporation (the "Company"), shares of its common stock or other interests in respect of such shares (including any derivative or swap interests) (collectively, "Company Securities") by the Parties, their respective controlled affiliates, and any investment funds, managed accounts or other investment vehicles or accounts managed or advised by the Parties or their respective controlled affiliates (such controlled affiliates and vehicles are referred to as each Party's "Covered Entities").
NOW, THEREFORE, in consideration of the covenants and agreements set forth in this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the Parties agree as follows:
1.	Purpose of Agreement
The purpose of this Agreement shall be to provide a framework under which the Parties may engage with one another in a mutually beneficial dialogue with regard to the Parties' respective views of the Company.
2.	Confidentiality
The Parties wish to provide in this Section 2 for certain mutual confidentiality obligations to ensure that information shared between the Parties for the purpose contemplated in Section 1 above is not inappropriately disclosed to third parties.  Nothing in this Section 2, however, is intended to restrict a Party's own ability to act independently, including in accordance with its fiduciary duties to clients or any other applicable fiduciary duties, with respect to the purchase and/or sale of Company Securities by such Party for its own account or for the account of any of its Covered Entities.
(a)
Except as the Parties otherwise may agree, each Party shall treat as confidential and shall refrain from disclosing to any other person any information (whether in oral, written, electronic or other form) that such Party (the "Recipient Party") receives from the other Party (the "Disclosing Party") with respect to the matters addressed in Section 1 of this Agreement, including, without limitation, investment analyses regarding the Company ("Confidential Information").

(b)
Notwithstanding paragraph (a) above, the Recipient Party may disclose Confidential Information to its employees, members, officers, directors, partners or professional advisors (collectively, "Representatives"), in each case if and to the extent any such Representative (i) needs to know such information to assist or act on the behalf of the Recipient Party in effecting the purpose of this Agreement or exercising the Recipient Party's rights hereunder and (ii) agrees with the Recipient Party to keep such information confidential in accordance with the terms of this Section 2 (it being understood that the Recipient Party shall be responsible for its Representatives' compliance with such confidentiality obligation).

(c)
Notwithstanding paragraph (a) above, the Recipient Party or its Representatives may disclose Confidential Information to the extent such disclosure is required by law, regulation or fund or account documentation applicable to the Recipient Party, provided that the Recipient Party has provided, to the extent permitted by law, prior written notice of such disclosure to the Disclosing Party, so that the Disclosing Party may, if it so wishes, seek a protective order or other appropriate remedy, as available.

(d)
At any time during or after the term of this Agreement, at the Disclosing Party's written request, the Recipient Party and its Representatives shall promptly return to the Disclosing Party all copies, whether in written, electronic or other form, of the Disclosing Party's Confidential Information, or destroy all such copies and certify in writing to the Disclosing Party that such Confidential Information has been so destroyed.  Notwithstanding the foregoing, the Recipient Party's General Counsel or principal legal counsel, as applicable, may retain a copy of written or electronic materials constituting the Disclosing Party's Confidential Information, in a locked or otherwise secure facility solely for the Recipient Party's internal recordkeeping purposes or defense in a legal proceeding, provided that the Recipient Party shall continue to treat such information as confidential in accordance with this Section 2.  Upon request by the Disclosing Party, the Recipient Party will provide a certification to Disclosing Party with respect to compliance with this paragraph (d).

3.	Purchase and Sale of Company Securities
From and after the Effective Date and subject to the further terms hereof, neither Soroban nor Seis shall, directly or indirectly, including, without limitation, through any of their respective Covered Entities, purchase, sell, pledge or otherwise acquire or dispose of any Company Securities without prior notice to the other Party (except that no such prior notice is required in connection with pledging as it relates to customary margin or similar requirements).

4.	Certain Matters Requiring Agreement
While this Agreement is in effect, and subject to the further terms hereof, the following matters shall require the mutual agreement of the Parties:
(i)
except as may be disclosed in the initial Schedule 13D to be jointly filed by the Parties with respect to the Company Securities, either or both Parties engaging in any activity or forming any investment intent that would require either or both Parties: (a) to disclose in Schedule 13D any plan or proposal which relates to or would result in any of the actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D; (b) to disclose in Schedule 13D any contract, arrangement, understanding or relationship of the type required to be disclosed in Item 6 of Schedule 13D; or (c) otherwise to disclose in Schedule 13D the acquisition or holding of Company Securities for the purpose or with the effect of changing or influencing the control of the Company or in connection with or as a participant in any transaction having that purpose or effect;

(ii)	either Party or the Parties in the aggregate acquiring greater than 9.9% beneficial ownership of the Company's outstanding common stock; and/or
(iii)	the formation of, or admission of any additional members to, any "group" (within the meaning of Section 13 of the Exchange Act) with respect to the Company Securities that includes the Parties.
5.	Expenses
Each Party will bear its own expenses in connection with this Agreement, except as otherwise mutually agreed.
6.	Regulatory Reporting
In accordance with Rule 13d-1(k)(1)(iii) under the Exchange Act, each of the Parties agrees to the joint filing on its behalf of the information required by any beneficial ownership report under Section 13 of the Exchange Act (or any amendment of any such report) if any filing of such a report becomes required at any time.  Each Party shall be responsible for the accuracy and completeness of its own disclosure contained in any such filing, and shall not be responsible for the accuracy or completeness of the information concerning the other Party contained in any such filing.  The Parties shall cooperate in connection with any other regulatory filing that may be required to be made in connection with the matters contemplated by this Agreement.
7.	Termination
This Agreement will take effect on the Effective Date and will terminate by either (i) the mutual written agreement of the Parties or (ii) notice of termination delivered in writing by one Party to the other. In the event of termination, the Parties shall cooperate to take necessary actions (if any) as may be required to disclose publicly such termination and/or the consequences thereof, including, without limitation, amending any prior filings by the Parties under the Exchange Act concerning the Company, Company Securities and/or the relationship of Soroban and Seis.  Sections 2, 5, 7, 11 and 12 hereof shall survive any termination of this Agreement.
8.	Relationship of the Parties
Nothing in this Agreement shall be construed as creating (including, without limitation, for U.S. federal income tax purposes) any agency or partnership relationship, nor shall either Party, except as expressly set forth in this Agreement, (i) have the right, power or authority to create any obligation or duty, express or implied, on behalf of the other Party or (ii) have any fiduciary or other duties to the other Party.

9.	Notices
All notices permitted or required hereunder shall be in writing and delivered personally or sent by overnight express mail or courier or sent by electronic mail to the other Party at the address below (or at such other address as a Party shall designate in writing to the other Party in the manner specified herein) and shall be effective at the earlier of the date received or, if by electronic mail, upon sender's receipt of electronic confirmation of receipt if within normal business hours at the place notice was sent or, if thereafter, on the following business day.

If intended for Soroban:
Soroban Capital Partners LP
444 Madison Avenue, 21st Floor
New York, NY 10022
Attention: Eric W. Mandelblatt

If intended for Seis:
Seis Holdings LLC
510 Bering Drive, Suite 220
 Houston, TX 77057
Attention: Ronald H. Jacobe, Jr.

10.	Further Assurances
Each Party hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions consistent with the terms of this Agreement as may be reasonably necessary in order to accomplish the matters contemplated by this Agreement.
11.	Miscellaneous
This Agreement: (i) shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York; (ii) may not be assigned, amended, waived or modified except by a writing signed by each Party (and any attempted assignment without such signed writing shall be void); (iii) may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument; (iv) is solely for the benefit of the Parties hereto and no other person shall have any rights hereunder; and (v) represents the entire agreement between the Parties with respect to the subject matter of this Agreement.  For purposes of this Agreement, the terms "beneficially own" or "beneficial ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Exchange Act; the term "Schedule 13D" means Schedule 13D promulgated by the Securities and Exchange Commission under the Exchange Act; and the term "Exchange Act" means the Securities Exchange Act of 1934, as amended.
12.	Waiver of Jury Trial
EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.

[Signatures on Next Page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the Effective Date.

SOROBAN CAPITAL PARTNERS LP

By:
Name:	Eric W. Mandelblatt
Title:	Managing Partner of its General Partner

SEIS HOLDINGS LLC

By:
Name:	Ronald H. Jacobe, Jr.
Title:	President